SCIENTIFIC INDUSTRIES, INC.
                           70 Orville Drive
                       Bohemia, New York 11716

       FOR IMMEDIATE RELEASE (Bohemia, NY, September 22, 2004)

        SCIENTIFIC INDUSTRIES DECLARES INCREASED CASH DIVIDEND

Scientific Industries Inc., (OTCBB-SCND), Wednesday, September 22, 2004 - Scientific Industries announced that its Board of Directors has declared a cash dividend of $.07 per share payable on January
14, 2005 to its stockholders of record on October 20, 2004.

Mr. Joseph I. Kesselman, Chairman of the Board, stated that the declaration and increase to $.07 per share from the dividend of $.05 per share paid in March 2004 is in furtherance of the Company's policy to give favorable consideration to the payment of dividends in light of favorable operating results and cash flow.

As of the record date, the Company had 975,541 shares outstanding.



ABOUT SCIENTIFIC INDUSTRIES
Scientific Industries manufactures and markets laboratory equipment, including the world-renowned Vortex-Genie 2 Mixer. Scientific
Industries' products are used by research laboratories, clinics, pharmaceutical manufacturers, medical device manufacturers, and other industries.

"Statements made in this press release that relate to future events, performance or financial results of the Company are forward-looking statements which involve uncertainties that could cause actual events, performance or results to materially differ. The Company undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in the Company's Securities and Exchange Commission reports, including our annual report on Form 10-KSB."

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